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                             March 8, 2024

       Cameron Turtle
       Chief Executive Officer
       Spyre Therapeutics, Inc.
       221 Crescent Street
       Building 23, Suite 105
       Waltham, MA 02453

                                                        Re: Spyre Therapeutics,
Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed March 1, 2024
                                                            File No. 333-276251

       Dear Cameron Turtle:

                                                        We have reviewed your
registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form S-1 filed March 1,
2024

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations
       Comparison of the Years Ended December 31, 2023 and 2022, page 58

   1.                                                   Please include an
explanation for the increase in Other expense, net.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Cameron Turtle
Spyre Therapeutics, Inc.
March 8, 2024
Page 2

        Please contact Christine Torney at 202-551-3652 or Vanessa Robertson at 202-551-3649
if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Sprague Hamill at 303-844-1008 or Jason Drory at 202-551-8342 with any other questions.



                                                           Sincerely,
FirstName LastNameCameron Turtle
                                                           Division of
Corporation Finance
Comapany NameSpyre Therapeutics, Inc.
                                                           Office of Life
Sciences
March 8, 2024 Page 2
cc:       Branden Berns
FirstName LastName